                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                                 0-26778

                                 (Check One):                 CUSIP NUMBER
                                                             001031-03793510

            [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K

                    [X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

            For Period Ended: June 30, 2003
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

      Full Name of Registrant: Applied Microsystems Corporation
      Former Name if Applicable:
      Address of Principal Executive Office:
                                        16770 NE 79th Street, Suite 103
                                        Redmond, WA 98052-4436


PART II - RULES 12b-25(b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


      State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The registrant's shareholders recently approved a Plan of Complete Liquidation and Dissolution. The activities of the registrant in connection with its liquidation and dissolution required a significant commitment of time and effort on the part of the registrant's remaining management and finance staff. This commitment left the registrant with insufficient management resources to complete its Form 10-Q by August 14, 2003 without unreasonable effort and/or expense.


PART IV - OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:

            Robert C. Bateman, Chief Financial Officer            (425) 883-1606

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  [X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Since the corresponding period in the last fiscal year, the registrant has sold substantially all of its operating assets to Metrowerks Corporation, a wholly owned subsidiary of Motorola, Inc. and filed Articles of Dissolution with the Secretary of State of the State of Washington to effect dissolution of the registrant under Washington law.


SIGNATURE


                        APPLIED MICROSYSTEMS CORPORATION

                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2003                      By:  /s/ Robert C. Bateman
                                                -------------------------------
                                                Robert C. Bateman
                                                Chief Financial Officer